UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

Long form of Press Release

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
 (Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
Panama City, Republic of Panama
 (Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

July 22, 2009
FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

BLADEX REPORTS SECOND QUARTER NET INCOME OF $10.5 MILLION, OR $0.29 PER SHARE.

PANAMA CITY, July 22, 2009 – Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”) announced today its results for the second quarter ended June 30, 2009.

Business Highlights

•
Net interest income in the second quarter 2009 amounted to $16.8 million, an increase of $1.4 million, or 9% from first quarter 2009, mainly due to increased lending spreads.  Quarter end commercial portfolio increased by 2% versus the previous quarter.

•
Net operating income(1) for the second quarter 2009 amounted to $19.7 million, compared to a net operating income of $22.3 million in the first quarter 2009 and $26.1 million in net operating income in the second quarter 2008.  The decrease was due principally to lower trading gains.

•
Net income amounted to $10.5 million in the second quarter 2009, compared to a net income of $16.7 million in the first quarter 2009, and $26.3 million gain during the second quarter 2008.  The decrease was principally the result of the creation of $12.0 million in specific reserves against loans in the process of restructuring.  Operating expenses during the second quarter 2009 decreased to $8.6 million, from $11.1 million in the first quarter 2009.

•
Commercial Division’s net operating income for the second quarter 2009 was $12.6 million, representing $0.1 million below the first quarter 2009, and $0.3 million lower than in the second quarter 2008, due to lower average loan portfolio balances, which were essentially offset by wider lending margins.  Credit disbursements during the second quarter increased by 25%.

•
Treasury Division reported net operating income of $4.4 million, compared to a net operating income of $1.0 million in the first quarter 2009, and $3.0 million in the second quarter 2008, mostly due to the appreciation of trading securities.  Deposits as of June 30, 2009 increased $44 million (4%) from the first quarter, 2009.

•
Asset Management Division’s net operating income for the quarter was $2.6 million, compared to $8.5 million in the first quarter 2009, and $10.2 million in the second quarter 2008.  The quarterly decrease was due to lower trading gains in the Investment Fund.

•
As a result of net income generation and the appreciation of the available-for-sale securities portfolio, book value per common share increased approximately 7% during the quarter to $17.61.  The Bank’s Tier 1 capital ratio as of June 30, 2009 stood at 21.1%, compared to 21.7% as of March 31, 2009, and compared to 19.1% as of June 30, 2008.  The Bank’s leverage ratio as of these dates was 6.3x, 6.8x and 8.4x, respectively. The Bank’s equity consists entirely of common shares.

•
The ratio of the allowance for credit losses to the commercial portfolio strengthened to 3.5%, compared to 3.2% as of March 31, 2009, and 1.9% as of June 30, 2008.  During the quarter, the Bank recorded $12.0 million in specific reserves for loan losses.

•	The Bank’s efficiency ratio improved to 30% in the second quarter 2009, compared to 33% in the first quarter 2009, and compared to 32% in the second quarter 2008.

CEO's Comments

Mr. Jaime Rivera, Bladex’s Chief Executive Officer, stated the following regarding the Bank's results: "Bladex’s second quarter results reflect a well balanced performance from each of our divisions: the Commercial Division expanded its portfolio based on attractive margins, the Treasury Division saw the value of its securities portfolio improve across the board, and the Asset Management Division posted its seventh profitable quarter in the last two years.  Combined with reduced operating expenses and liquidity costs, this performance continued to afford the Bank the strong earnings power necessary to comfortably fund its growth, its dividend, and to further strengthen its loan loss coverage.

Our dialogue with markets across the Region supports the view that general economic stress levels in most of Latin America seem to have peaked, and might already be easing in some sectors of the market, most often as a result of effective government support programs and the return of investor confidence.  We also believe that any economic recovery, once established, will be gradual but volatile; however, it will inevitably involve an expansion in the Region's trade flows, for which Bladex is ideally positioned. From the perspective of individual companies, we are of the opinion that balance sheets and income statements will continue to reflect the impact of the crisis for some time, even after the economy starts to improve.  Therefore, Bladex’s will continue to closely monitor risk levels and provision accordingly.

Our management of the Bank is consistent with our view of the market and our position as a profitable financial institution with solid capital and liquidity resources: we continue to successfully navigate ongoing market turbulence so as to protect our expanding franchise, while positioning Bladex to take advantage of the opportunities that will emerge when the economy recovers, at which time, Bladex will represent one of only a handful of financial organizations with regional trade finance expertise and reach.”

RESULTS BY BUSINESS SEGMENT

Commercial Division

The Commercial Division incorporates the Bank’s financial intermediation and fee generation activities.  Net operating income includes net interest income from loans, fee income, and net allocated operating expenses.

(US$ million)	6M09	6M08	2Q09	1Q09	2Q08
Commercial Division:
Net interest income	$33.9	$38.7	$17.0	$17.0	$18.9
Non-interest operating income(2)	3.3	3.7	0.8	2.5	1.9
Net operating revenues (3)	$37.2	$42.4	$17.8	$19.5	$20.9
Operating expenses	(11.8)	(14.5)	(5.1)	(6.7)	(8.0)
Net Operating Income	$25.4	$27.9	$12.6	$12.8	$12.9

Net operating income for the second quarter 2009 amounted to $12.6 million, compared to $12.8 million in the first quarter 2009, and compared to $12.9 million in the second quarter 2008.  The 1% decrease during the second quarter was primarily due to decreased non-interest operating income related mostly to the reduction in commission income from the letters of credit business.  During the second quarter the Commercial Division´s net interest income remained stable at $17.0 million as a result of increasing weighted average lending spreads on the loan portfolio (25 basis points), which offset a 3% decrease in the average loan portfolio balance.

Credit disbursements in the second quarter totaled $1,025 million, 25% higher than the first quarter 2009, and 48% below the level in the second quarter 2008.  The quarterly increase in credit disbursements, which took place principally in June, reflects the gradually increasing demand for credit in the financial markets.  (Please refer to Exhibit XII for the Bank’s distribution of credit disbursements by country.)  Weighted average lending spreads(4) increased 25 bps, or 11%, during the second quarter 2009, and are 95 bps, or 62% higher than during the same period previous year.  Weighted average lending spreads on new disbursements during the second quarter 2009 increased 202 bps versus the previous year.

The following graph illustrates the trend in quarterly lending spreads:

The commercial portfolio includes loans, letters of credit, country risk guarantees and loan commitments pertaining to the Bank’s client-oriented intermediation activities.  On a period-end basis, the Bank reversed the decreasing trend of the last 3 quarters and increased the commercial portfolio by 2% over the March 31, 2009 balances.  On an average basis, the portfolio decreased 10% during the quarter, as the majority of the new loans were extended only in June, 2009.

The commercial portfolio continues to be short-term and trade-related in nature.  The commercial portfolio balance as of June 30, 2009 amounted to $2,856 million, with 54%, or $1,519 million, maturing in 2009.  Trade financing operations represent 63% of the exposure.  See Exhibit X for information related to the Bank’s commercial portfolio distribution by country.

Treasury Division

The Treasury Division incorporates the Bank’s liquidity management and investment securities activities.  Net operating income is presented net of allocated operating expenses, and includes net interest income on treasury activities and net other income (expense) related to treasury activities (12).

(US$ million)	6M09	6M08	2Q09	1Q09	2Q08
Treasury Division:
Net interest income (loss)	$0.3	$4.3	$0.8	$(0.6)	$2.1
Non-interest operating income (2)	9.6	2.9	5.8	3.8	2.7
Net operating revenues (3)	9.9	7.2	6.7	3.2	4.8
Operating expenses	(4.5)	(3.2)	(2.2)	(2.2)	(1.8)
Net Operating Income	$5.4	$4.0	$4.4	$1.0	$3.0

Treasury Division's net operating income for the second quarter of 2009 was $4.4 million, compared to a net operating income of $1.0 million in the first quarter 2009, and net operating income of $3.0 million during the second quarter 2008.

The $3.4 million quarterly increase in operating income in the second quarter 2009 compared to the first quarter 2009 resulted from a (i) $1.4 million increase in net interest income due to higher average interest earning assets in the portfolio, and a (ii) $2.0 million increase in non-interest operating income mainly reflecting the appreciation of the securities in the trading portfolio.

The portfolio of securities available for sale as of June 30, 2009 totaled $608 million, representing a 3% increase from March 31, 2009, and a 17% decrease from June 30, 2008.  The portfolio consisted entirely of readily quoted Latin American securities, 85% of which were sovereign and state-owned risk in nature (please refer to Exhibit XI for a per country distribution of the treasury portfolio).  The available for sale portfolio is marked to market, with the impact recorded in stockholders’ equity through the Other Comprehensive Income Account “OCI” which, for the second quarter 2009, recorded a $36 million improvement in value, mostly reflecting increasing market valuation of the securities portfolio (Please refer to Exhibit I.)

Liquid assets (11) decreased to $456 million as of June 30, 2009, compared to $563 million as of March 31, 2009, and compared to $372 million as of June 30, 2008.  As of June 30, 2009, deposit balances totaled $1,261 million, $44 million, or 4% higher than March 31, 2009, and $476 million, or 27% lower than June 30, 2008.  The Bank is gradually reducing liquidity balances to historically prevalent levels as the situation in the funding markets gradually improves.

Asset Management Division

The Asset Management Division incorporates the Bank’s asset management activities. The Division’s Investment Fund follows primarily a Latin America macro strategy, utilizing a combination of products (foreign exchange, equity indices, interest rate swaps, and credit derivative products) to establish long and short positions in the markets.

As of June 30, 2009, Bladex owned 95.32% of Bladex Offshore Feeder Fund, with the balance owned by third party investors.

The Division’s Net Operating Income is presented net of allocated operating expenses, and includes net interest income on Investment Fund, as well as net gains (losses) from Investment Fund trading, and other related income (loss).

(US$ million)	6M09	6M08	2Q09	1Q09	2Q08
Asset Management Division:
Net interest loss	$(2.0)	$(1.7)	$(1.0)	$(1.0)	$(0.8)
Non-interest operating income (2)	16.6	18.9	4.9	11.7	13.5
Net operating revenues (3)	$14.6	$17.2	$3.9	$10.7	$12.8
Operating expenses	(3.5)	(3.9)	(1.3)	(2.2)	(2.6)
Net Operating Income	$11.1	$13.3	$2.6	$8.5	$10.2

Net operating income in the second quarter 2009 totaled $2.6 million, compared to net operating income of $8.5 million in the prior quarter, and compared to net operating income of $10.2 million in the second quarter 2008.  The decrease in the second quarter 2009 when compared to the first quarter 2009 was due to decreased trading gains.

As of June 30, 2009, the Investment Fund’s asset value totaled $166 million, compared to $160 million as of March 31, 2009, and compared to $147 million as of June 30, 2008.

CONSOLIDATED RESULTS OF OPERATIONS

KEY FINANCIAL FIGURES AND RATIOS

The following table illustrates the consolidated results of operations of the Bank for the periods indicated below:

(US$ million, except percentages and per share amounts)	6M09	6M08	2Q09	1Q09	2Q08
Net Interest Income	$32.2	$41.4	$16.8	$15.4	$20.2
Net Operating Income by Business Segment:
Commercial Division	$25.4	$27.9	$12.6	$12.8	$12.9
Treasury Division	$5.4	$4.0	$4.4	$1.0	$3.0
Asset Management Division	$11.1	$13.3	$2.6	$8.5	$10.2
Net Operating Income	$41.9	$45.3	$19.7	$22.3	$26.1
Net Income	$27.2	$45.5	$10.5	$16.7	$26.3

Net Income per Share(5)	$0.75	$1.25	$0.29	$0.46	$0.72
Book Value per common share (period end)	$17.61	$17.74	$17.61	$16.50	$17.74
Return on Average Equity (“ROE”)	8.9%	14.7%	6.6%	11.4%	16.7%
Operating Return on Average Equity ("Operating ROE") (6)	13.8%	14.6%	12.4%	15.2%	16.6%
Return on Average Assets (“ROA”)	1.3%	1.8%	1.0%	1.6%	2.0%
Net Interest Margin	1.56%	1.66%	1.62%	1.50%	1.56%
Efficiency Ratio (7)	32%	32%	30%	33%	32%

Tier 1 Capital(8)	$662	$648	$662	$655	$648
Total Capital(9)	$701	$690	$701	$693	$690
Risk-Weighted Assets	3,129	3,392	3,129	3,014	3,392
Tier 1 Capital Ratio(8)	21.1%	19.1%	21.1%	21.7%	19.1%
Total Capital Ratio (9)	22.4%	20.3%	22.4%	23.0%	20.3%
Stockholders’ Equity	$643	$645	$643	$601	$645
Stockholders’ Equity to Total Assets	15.8%	11.9%	15.8%	14.6%	11.9%
Other Comprehensive Income Account ("OCI")	$(21)	$(6)	$(21)	$(57)	$(6)

Leverage (times) (10)	6.3	8.4	6.3	6.8	8.4
Liquid Assets / Total Assets (11)	11.2%	6.9%	11.2%	13.7%	6.9%
Liquid Assets / Total Deposits	36.2%	21.5%	36.2%	46.3%	21.5%

Non-Accruing Loans to Total Loans, net	0.0%	0.0%	0.0%	0.0%	0.0%
Allowance for Credit Losses to Commercial Portfolio	3.5%	1.9%	3.5%	3.2%	1.9%

Total Assets	$4,067	$5,410	$4,067	$4,108	$5,410

The following graphs illustrate the trends in Net Operating Income and Return on Average Stockholders’ Equity for the periods indicated:

NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	6M09	6M08	2Q09	1Q09	2Q08
Net Interest Income
Commercial Division	$33.9	$38.7	$17.0	$17.0	$18.9
Treasury Division	0.3	4.3	0.8	(0.6)	2.1
Asset Management Division	(2.0)	(1.7)	(1.0)	(1.0)	(0.8)
Consolidated	$32.2	$41.4	$16.8	$15.4	$20.2

Net Interest Margin*	1.56%	1.66%	1.62%	1.50%	1.56%

* Net interest income divided by average balance of interest-earning assets.

For the second quarter 2009, net interest income amounted to $16.8 million, an increase of $1.4 million, or 9% from first quarter 2009, mostly reflecting increased lending spreads, despite lower average loan volumes.  The $3.4 million, or 17% decrease in net interest income in the second quarter 2009, compared to the second quarter 2008, was mainly due to decreased average loan portfolio balances.

FEES AND COMMISSIONS

(US$ million)	6M09	6M08	2Q09	1Q09	2Q08
Letters of credit	$1.9	$2.3	$0.4	$1.5	$1.2
Guarantees	0.7	0.7	0.2	0.5	0.3
Loans	0.1	0.4	0.0	0.1	0.2
Other*	0.1	0.4	0.1	0.1	0.2
Fees and Commissions, net	$2.9	$3.8	$0.7	$2.2	$2.0

* Net of commission expenses

During the second quarter 2009, fees and commissions decreased $1.4 million, or 66%, mostly due to seasonally decreased letter of credit activity.  The $0.7 million in fees was $1.3 million, or 63%, lower than the second quarter 2008.

PORTFOLIO QUALITY AND PROVISION FOR CREDIT LOSSES

(In US$ million)	30-Jun-08	30-Sep-08	31-Dec-08	31-Mar-09	30-Jun-09
Allowance for Loan Losses:
Balance at beginning of the period	$69.9	$69.8	$69.1	$54.6	$80.6
Provisions (reversals)	(3.2)	(0.8)	(14.5)	25.8	8.9
Recoveries, net of charge-offs	3.1	0.2	0.1	0.1	0.8
End of period balance	$69.8	$69.1	$54.6	$80.6	$90.2

Reserve for Losses on Off-balance Sheet Credit Risk:
Balance at beginning of the period	$13.7	$16.2	$16.9	$30.7	$10.1
Provisions (reversals)	2.5	0.7	13.8	(20.6)	0.2
End of period balance	$16.2	$16.9	$30.7	$10.1	$10.3

Total Allowance for Credit Losses	$86.0	$86.0	$85.4	$90.7	$100.5

During the second quarter, there was a net increase of $9.8 million in the allowance for credit losses, reflecting $12.0 million in specific reserves assigned to loans in the process of restructuring and placed in non-accrual status as of July 1, 2009, a $2.3 million reduction in generic reserves driven by improving risk levels, and an increase of $0.2 million in generic off-balance sheet credit risk reserves.  The ratio of the allowance for credit losses to the commercial portfolio increased to 3.5%, compared to 3.2% as of March 31, 2009, and 1.9% as of June 30, 2008.

OPERATING EXPENSES

(US$ million)	6M09	6M08	2Q09	1Q09	2Q08
Salaries and other employee expenses	$10.4	$10.5	$4.2	$6.2	$5.0
Depreciation, amortization and impairment of premises and equipment	1.4	2.3	0.7	0.7	1.6
Professional services	1.7	1.9	1.0	0.7	1.1
Maintenance and repairs	0.5	0.7	0.3	0.3	0.4
Expenses from the investment fund	2.1	2.0	0.6	1.5	2.0
Other operating expenses	3.6	4.2	1.9	1.8	2.2
Total Operating Expenses	$19.8	$21.5	$8.6	$11.1	$12.3

The Bank’s efficiency ratio was 30% in the second quarter 2009, compared to 33% in the first quarter 2009, and 32% in the second quarter 2008.

Operating expenses during the second quarter 2009 amounted to $8.6 million compared to $11.1 million in the first quarter 2009.  The $2.5 million reduction during the quarter was mainly attributed to a $2.0 million decrease in salaries and other employee expenses, and to lower expenses in the investment fund related to reduced compensation expenses associated with lower trading gains in the Asset Management Division.

OTHER EVENTS

▪
Quarterly Dividend Payment: On July 16, 2009, the Bank announced a quarterly common dividend payment of US$0.15 per share related to the second quarter 2009. The dividend will be paid on August 3, 2009, to stockholders registered as of July 23, 2009 the record date.

▪
Amendments to the Bank’s Articles of Incorporation:  On June 22, 2009, the Bank announced various amendments to the Bank’s Articles of Incorporation approved by shareholders at the Annual Shareholders’ Meeting that took place on April 15, 2009.  The amendments became effective June 17, 2009, and included the following:

•
An amendment to change the name of the Bank from “Banco Latinoamericano de Exportaciones, S.A.” to “Banco Latinoamericano de Comercio Exterior, S.A.” in Spanish, and from “Latin American Export Bank” to “Foreign Trade Bank of Latin America, Inc.” in English.  The Bank will continue to use the name “Bladex” in order to identify itself for branding, marketing and other purposes.

•
An amendment to broaden the scope of the Bank’s activities to encompass all banking, investment, and financial businesses that support foreign trade flows and the development of Latin American countries.

•
Amendments authorizing (1) the increase in the total share capital of the Bank to 290 million shares, which includes up to ten million new shares of preferred stock, par value US$10.00 per share, to be issued in one or more series from time to time at the discretion of the Bank’s Board of Directors; and (2) the establishment of a new class of common shares (class F) only to be issued to (a) state entities and agencies of non-Latin American countries, including, among others, central banks and those banks with the related state agency as the majority shareholder, and (b) multilateral institutions that are international or regional institutions.  The class F common shares will not have any special privileges with respect to voting rights, and each class F common share will entitle its holder to one vote at any of the Bank’s shareholder meetings, and to cumulative voting rights with respect to the election of directors of its class.  The authorized number of class A, B and E common shares, and the rights and privileges associated with these common shares, have not changed.

▪	Ratings Affirmed: On May 13, 2008, Standard & Poor’s Rating Services affirmed the Bank’s credit rating to BBB/A-2; Outlook Stable.

Note: Various numbers and percentages set forth in this press release have been rounded and, accordingly, may not total exactly.

Footnotes:

(1)	Net Operating Income (Loss) refers to net interest income plus non-interest operating income, minus operating expenses.

(2)
Non-interest operating income (loss) refers to net other income (expense) excluding reversals (provisions) for credit losses and recoveries (impairment) on assets.  By business segment, non-interest operating income includes:

Commercial Division: Net fees and commissions and Net related other income (expense).
Treasury Division: net gain (loss) on sale of securities available-for-sale, impact of derivative hedging instruments, gain (loss) on foreign currency exchange, and gain (loss) on trading securities.
Asset Management Division: Gain from Investment Fund trading and related other income (expense).

(3)	Net Operating Revenues refers to net interest income plus non-interest operating income.

(4)	Lending spreads are calculated as loan portfolio weighted average lending spread, net of weighted average Libor-based cost rate, excluding loan commissions.

(5)	Net Income per Share calculations are based on the average number of shares outstanding during each period.

(6)	Operating ROE: Annualized net operating income divided by average stockholders’ equity.

(7)	Efficiency ratio refers to consolidated operating expenses as a percentage of net operating revenues.

(8)
Tier 1 Capital is calculated according to the US Federal Reserve Board, and Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity excluding the OCI effect of the available for sale portfolio.  Tier 1 Capital ratio is calculated as a percentage of risk weighted assets.  Risk-weighted assets are, in turn, also calculated based on US Federal Reserve Board, and Basel I capital adequacy guidelines.

(9)
Total Capital refers to Tier 1 Capital plus Tier 2 Capital, based on US Federal Reserve Board, and Basel I capital adequacy guidelines.  Total Capital ratio refers to Total Capital as a percentage of risk weighted assets.

(10)	Leverage corresponds to assets divided by stockholders’ equity.

(11)	Liquidity ratio refers to liquid assets as a percentage of total assets. Liquid assets consist of investment-grade ‘A’ securities, and cash and due from banks, excluding pledged regulatory deposits.

(12)
Treasury Division’s net operating income includes: (i) interest income from interest bearing deposits with banks, investment securities and trading assets, net of allocated cost of funds; (ii) other income (expense) from derivative financial instrument and hedging; (iii) net gain (loss) from trading securities; (iv) net gain (loss) on sale of securities available for sale; (v) gain (loss) on foreign currency exchange; and (vi) allocated operating expenses.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments.  The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995.  The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division and Asset Management Division, the improvement in the financial and performance strength of the Bank and the progress the Bank is making.  These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations.  Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

About Bladex

Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to support trade finance in the Region.  Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors.  Through June 30, 2009, Bladex had disbursed accumulated credits of approximately $160 billion.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Thursday July 23, 2009 at 11:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio web cast of the conference at http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available through September 23, 2009.  Please dial (877) 919-4059 or (334) 323-7226, and follow the instructions.  The Conference ID# for the replayed call is 79484056.  For more information, please access http://www.bladex.com or contact:

Mr. Jaime Celorio
Chief Financial Officer
Bladex
Calle 50 y Aquilino de la Guardia
Panama City, Panama
Tel: (507) 210-8630
E-mail address: jcelorio@bladex.com

Investor Relations Firm:
i-advize Corporate Communications, Inc.
Mrs. Melanie Carpenter / Mr. Peter Majeski
82 Wall Street, Suite 805, New York, NY 10005
Tel: (212) 406-3690
E-mail address:  bladex@i-advize.com

EXHIBIT I

CONSOLIDATED BALANCE SHEETS

	AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - ( C )
	June 30, 2009	March 31, 2009	June 30, 2008	CHANGE	%	CHANGE	%
	(In US$ million)

ASSETS:
Cash and due from banks	$485	$605	$349	$(121)	(20)%	$136	39%
Trading assets	165	159	0	5	3	165	n.m. (*)
Securities available for sale	608	590	737	18	3	(129)	(17)
Securities held to maturity	0	0	29	0	n.m. (*)	(29)	(100)
Investment fund	166	160	147	6	4	19	13
Loans	2,682	2,624	4,105	58	2	(1,423)	(35)
Less:
Allowance for loan losses	(90)	(81)	(70)	(10)	12	(20)	29
Unearned income and deferred fees	(4)	(4)	(6)	(0)	8	2	(32)
Loans, net	2,587	2,539	4,029	48	2	(1,441)	(36)

Customers' liabilities under acceptances	0	0	31	(0)	(100)	(31)	(100)
Premises and equipment, net	8	7	8	0	2	(1)	(7)
Accrued interest receivable	41	37	59	4	10	(18)	(30)
Derivative financial instruments used for hedging - receivable	1	2	13	(1)	(31)	(12)	(91)
Other assets	7	7	8	(1)	(7)	(1)	(18)

TOTAL ASSETS	$4,067	$4,108	$5,410	$(41)	(1)%	$(1,343)	(25)%

LIABILITIES AND STOCKHOLDERS' EQUITY:
Deposits:
Demand	$156	$56	$104	$101	181%	$53	51%
Time	1,104	1,161	1,633	(57)	(5)	(528)	(32)
Total Deposits	1,261	1,216	1,736	44	4	(476)	(27)

Trading liabilities	11	14	0	(3)	(21)	11	n.m. (*)
Securities sold under repurchase agreements	312	393	458	(81)	(21)	(146)	(32)
Short-term borrowings	598	608	1,230	(11)	(2)	(632)	(51)
Borrowings and long-term debt	1,128	1,152	1,202	(24)	(2)	(74)	(6)
Acceptances outstanding	0	0	31	(0)	n.m. (*)	(31)	(100)
Accrued interest payable	17	16	43	1	8	(26)	(61)
Derivative financial instruments used for hedging - payable	69	82	17	(13)	(16)	52	305
Reserve for losses on off-balance sheet credit risk	10	10	16	0	2	(6)	(37)
Other liabilities	10	9	27	1	6	(17)	(63)
TOTAL LIABILITIES	$3,416	$3,502	$4,762	$(86)	(2)%	$(1,346)	(28)%

Minority interest in the investment fund	8	5	2	3	57	6	261

STOCKHOLDERS' EQUITY:
Common stock, no par value, assigned value of US$667	280	280	280	0	0	0	0
Additional paid-in capital in exces of assigned value of common stock	135	136	136	(1)	(1)	(1)	(1)
Capital reserves	95	95	95	0	0	0	0
Retained earnings	285	280	274	5	2	11	4
Accumulated other comprehensive loss	(21)	(57)	(6)	36	(63)	(16)	269
Treasury stock	(131)	(133)	(134)	2	(1)	3	(2)

TOTAL STOCKHOLDERS' EQUITY	$643	$601	$645	$42	7%	$(2)	(0)%

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$4,067	$4,108	$5,410	$(41)	(1)%	$(1,343)	(25)%

(*) "n.m." means not meaningful.

EXHIBIT II

CONSOLIDATED STATEMENTS OF INCOME

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - ( C)
	June 30, 2009	Mar. 31, 2009	June 30, 2008	CHANGE	%	CHANGE	%
	(In US$ thousand, except per share amounts and ratios)
INCOME STATEMENT DATA:
Interest income	$38,252	$41,033	$61,271	$(2,781)	(7)%	$(23,019)	(38)%
Interest expense	(21,464)	(25,605)	(41,023)	4,141	(16)	19,559	(48)

NET INTEREST INCOME	16,788	15,428	20,248	1,360	9	(3,460)	(17)

Reversal (provision) for loan losses	(8,905)	(25,831)	3,204	16,926	(66)	(12,109)	(378)

NET INTEREST INCOME (LOSS), AFTER REVERSAL (PROVISION)
FOR LOAN LOSSES	7,883	(10,403)	23,451	18,286	(176)	(15,569)	(66)

OTHER INCOME (EXPENSE):
Reversal (provision) for losses on off-balance sheet credit risk	(177)	20,644	(2,513)	(20,821)	(101)	2,337	(93)
Fees and commissions, net	734	2,167	1,964	(1,433)	(66)	(1,229)	(63)
Derivative financial instrument and hedging	(2,591)	1,670	(27)	(4,261)	(255)	(2,564)	9,625
Impairment on assets	0	(94)	(339)	94	(100)	339	(100)
Net gain from investment fund trading	4,918	11,696	13,476	(6,778)	(58)	(8,558)	(64)
Net gain from trading securities	7,655	3,161	45	4,493	142	7,609	n.m. (*)
Net gain (loss) on sale of securities available-for-sale	0	(0)	2,095	0	n.m. (*)	(2,095)	(100)
Gain (loss) on foreign currency exchange	705	(1,079)	554	1,784	(165)	151	27
Other income, net	92	360	5	(268)	(74)	87	1,867
NET OTHER INCOME	11,336	38,525	15,260	(27,189)	(71)	(3,924)	(26)

OPERATING EXPENSES:
Salaries and other employee expenses	(4,225)	(6,193)	(4,970)	1,968	(32)	745	(15)
Depreciation, amortization and impairment of premises and equipment	(697)	(683)	(1,648)	(14)	2	950	(58)
Professional services	(972)	(704)	(1,133)	(268)	38	161	(14)
Maintenance and repairs	(266)	(261)	(365)	(5)	2	99	(27)
Expenses from the investment fund	(571)	(1,548)	(1,976)	977	(63)	1,405	(71)
Other operating expenses	(1,891)	(1,757)	(2,203)	(134)	8	312	(14)
TOTAL OPERATING EXPENSES	(8,622)	(11,146)	(12,294)	2,524	(23)	3,672	(30)

INCOME BEFORE PARTICIPATION OF THE MINORITY INTEREST
IN GAINS OF THE INVESTMENT FUND	$10,597	$16,976	$26,417	$(6,379)	(38)	$(15,820)	(60)

Participation of the minority interest in gains of the investment fund	(109)	(269)	(153)	160	(60)	44	(29)

NET INCOME	$10,488	$16,707	$26,264	$(6,218)	(37)%	$(15,776)	(60)%

PER COMMON SHARE DATA:
Net income per share	0.29	0.46	0.72
Diluted earnings per share	0.29	0.46	0.72

Average basic shares	36,471	36,416	36,370
Average diluted shares	36,669	36,464	36,423

PERFORMANCE RATIOS:
Return on average assets	1.0%	1.6%	2.0%
Return on average stockholders' equity	6.6%	11.4%	16.7%
Net interest margin	1.62%	1.50%	1.56%
Net interest spread	1.14%	0.94%	1.05%
Operating expenses to total average assets	0.84%	1.08%	0.94%

(*) "n.m." means not meaningful.

SUMMARY OF CONSOLIDATED FINANCIAL DATA
(Consolidated Statements of Income, Balance Sheets, and Selected Financial Ratios)	EXHIBIT III

	FOR THE SIX MONTHS ENDED
	June 30, 2009	June 30, 2008
(In US$ thousand, except per share amounts & ratios)

INCOME STATEMENT DATA:
Net interest income	$32,216	$41,365
Fees and commissions, net	2,901	3,762
Reversal (provision) for loan and off-balance sheet credit losses, net	(14,269)	690
Derivative financial instrument and hedging	(921)	(78)
Impairment on assets	(94)	(339)
Net gains from investment fund trading	16,614	18,853
Net gain from trading securities	10,816	19
Net gain (loss) on sale of securities available-for-sale	(0)	2,095
Gain (loss) on foreign currency exchange	(375)	738
Other income, net	451	45
Operating expenses	(19,767)	(21,531)
INCOME BEFORE PARTICIPATION OF THE MINORITY INTEREST
IN GAINS OF THE INVESTMENT FUND	$27,573	$45,619
Minority interest in the investment fund	(378)	(153)
NET INCOME	$27,195	$45,466

BALANCE SHEET DATA (In US$ millions):
Investment securities and trading assets	772	766
Investment fund	166	147
Loans, net	2,587	4,029
Total assets	4,067	5,410
Deposits	1,261	1,736
Securities sold under repurchase agreements	312	458
Short-term borrowings	598	1,230
Borrowings and long-term debt	1,128	1,202
Total liabilities	3,416	4,762
Stockholders' equity	643	645

PER COMMON SHARE DATA:
Net income per share	0.75	1.25
Diluted earnings per share	0.74	1.25
Book value (period average)	16.86	17.10
Book value (period end)	17.61	17.74

(In thousand):
Average basic shares	36,443	36,370
Average diluted shares	36,567	36,397
Basic shares period end	36,505	36,371

SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets	1.3%	1.8%
Return on average stockholders' equity	8.9%	14.7%
Net interest margin	1.56%	1.66%
Net interest spread	1.04%	1.07%
Operating expenses to total average assets	0.96%	0.86%

ASSET QUALITY RATIOS:
Non-accruing loans to total loans, net of discounts (1)	0.0%	0.0%
Charge offs net of recoveries to total loan portfolio (1)	0.0%	-0.1%
Allowance for loan losses to total loan portfolio (1)	3.4%	1.7%
Allowance for losses on off-balance sheet credit risk to total contingencies	5.9%	4.0%

CAPITAL RATIOS:
Stockholders' equity to total assets	15.8%	11.9%
Tier 1 capital to risk-weighted assets	21.1%	19.1%
Total capital to risk-weighted assets	22.4%	20.3%

(1) Loan portfolio is presented net of unearned income and deferred loan fees.

EXHIBIT IV

CONSOLIDATED STATEMENTS OF INCOME

	FOR THE SIX MONTHS ENDED
	(A)	(B)	(A) - (B)
	June 30, 2009	June 30, 2008	CHANGE	%
(In US$ thousand)
INCOME STATEMENT DATA:
Interest income	$79,285	$129,121	$(49,836)	(39)%
Interest expense	(47,069)	(87,756)	40,687	(46)

NET INTEREST INCOME	32,216	41,365	(9,149)	(22)

Reversal (provision) for loan losses	(34,737)	3,204	(37,940)	(1,184)

NET INTEREST INCOME (LOSS), AFTER REVERSAL (PROVISION)
FOR LOAN LOSSES	(2,521)	44,569	(47,089)	(106)

OTHER INCOME (EXPENSE):
Reversal (provision) for losses on off-balance sheet credit risk	20,468	(2,513)	22,981	(914)
Fees and commissions, net	2,901	3,762	(861)	(23)
Derivative financial instrument and hedging	(921)	(78)	(843)	1,075
Impairment on assets	(94)	(339)	245	(72)
Net gain from investment fund trading	16,614	18,853	(2,239)	(12)
Net gain from trading securities	10,816	19	10,797	n.m. (*)
Net gain (loss) on sale of securities available-for-sale	(0)	2,095	(2,095)	(100)
Gain (loss) on foreign currency exchange	(375)	738	(1,112)	(151)
Other income, net	451	45	406	900
NET OTHER INCOME (EXPENSE)	49,861	22,581	27,280	121

OPERATING EXPENSES:
Salaries and other employee expenses	(10,417)	(10,499)	82	(1)
Depreciation, amortization and impairment of premises and equipment	(1,381)	(2,329)	949	(41)
Professional services	(1,676)	(1,851)	175	(9)
Maintenance and repairs	(527)	(665)	138	(21)
Expenses from the investment fund	(2,119)	(1,995)	(124)	6
Other operating expenses	(3,647)	(4,191)	543	(13)
TOTAL OPERATING EXPENSES	(19,767)	(21,531)	1,763	(8)

INCOME (LOSS) BEFORE PARTICIPATION OF THE MINORITY INTEREST
IN GAINS OF THE INVESTMENT FUND	$27,573	$45,619	$(18,046)	(40)

Participation of the minority interest in gains of the investment fund	(378)	(153)	(225)	148

NET INCOME (LOSS)	$27,195	$45,466	$(18,271)	(40)%

(*) "n.m." means not meaningful.

EXHIBIT V

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES
	FOR THE THREE MONTHS ENDED,
	June 30, 2009			March 31, 2009			June 30, 2008
	AVERAGE		AVG.	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ million)

INTEREST EARNING ASSETS
Interest bearing deposits with banks	$685	$0.4	0.23%	$729	$0.4	0.20%	$339	$2.0	2.30%
Loans, net of unearned income & deferred loan fees	2,543	29.8	4.64	2,633	32.6	4.95	3,966	49.7	4.96
Trading assets	161	3.1	7.67	49	0.5	4.38	0	0.0	0.00
Investment securities	598	4.6	3.05	602	6.7	4.47	783	8.8	4.45
Investment fund	162	0.3	0.73	154	0.8	2.08	128	0.8	2.47

TOTAL INTEREST EARNING ASSETS	$4,150	$38.3	3.65%	$4,167	$41.0	3.94%	$5,216	$61.3	4.65%

Non interest earning assets	49			53			80
Allowance for loan losses	(81)			(55)			(70)
Other assets	5			11			17

TOTAL ASSETS	$4,124			$4,176			$5,242

INTEREST BEARING LIABILITIES
Deposits	$1,206	$3.3	1.08%	$1,199	$3.1	1.04%	$1,601	$11.7	2.88%
Trading liabilities	11	0.5	18.72	13	0.9	26.92	0	0.6	n.m. (*)
Securities sold under repurchase agreement and Short-term borrowings	1,011	7.6	2.98	1,028	8.7	3.37	1,697	16.0	3.73
Borrowings and long term debt	1,154	10.0	3.43	1,170	12.9	4.42	1,209	12.8	4.18

TOTAL INTEREST BEARING LIABILITIES	$3,382	$21.5	2.51%	$3,410	$25.6	3.00%	$4,507	$41.0	3.60%

Non interest bearing liabilities and other liabilities	$101			$169			$103

TOTAL LIABILITIES	3,483			3,579			4,611

Minority interest in the investment fund	5			5			1

STOCKHOLDERS' EQUITY	635			593			631

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$4,124			$4,176			$5,242

NET INTEREST SPREAD			1.14%			0.94%			1.05%

NET INTEREST INCOME AND NET INTEREST MARGIN		$16.8	1.62%		$15.4	1.50%		$20.2	1.56%

(*) "n.m." means not meaningful.

EXHIBIT VI

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE SIX MONTHS ENDED,
	June 30, 2009			June 30, 2008
	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ million)

INTEREST EARNING ASSETS
Interest bearing deposits with banks	$707	$0.8	0.21%	$345	$4.9	2.78%
Loans, net of unearned income & deferred loan fees	2,588	62.4	4.80	3,833	105.1	5.42
Trading assets	105	3.7	6.91	0	0.0	0.00
Investment securities	600	11.3	3.76	699	17.4	4.93
Investment fund	158	1.1	1.39	126	1.8	2.81

TOTAL INTEREST EARNING ASSETS	$4,159	$79.3	3.79%	$5,004	$129.1	5.10%

Non interest earning assets	51			94
Allowance for loan losses	(68)			(70)
Other assets	8			14

TOTAL ASSETS	$4,150			$5,042

INTEREST BEARING LIABILITIES
Deposits	$1,203	$6.4	1.06%	$1,518	$25.4	3.31%
Trading liabilities	12	1.4	23.09	0	1.3	n.m.(*)
Securities sold under repurchase agreement and
Short-term borrowings	1,019	16.3	3.17	1,676	34.7	4.10
Borrowings and long term debt	1,162	23.0	3.93	1,107	26.3	4.70

TOTAL INTEREST BEARING LIABILITIES	$3,396	$47.1	2.76%	$4,302	$87.8	4.04%

Non interest bearing liabilities and other liabilities	$135			$118

TOTAL LIABILITIES	3,531			4,420

Minority interest in the investment fund	5			0

STOCKHOLDERS' EQUITY	614			622

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$4,150			$5,042

NET INTEREST SPREAD			1.04%			1.07%
NET INTEREST INCOME AND NET
INTEREST MARGIN		$32.2	1.56%		$41.4	1.66%

(*) "n.m." means not meaningful.

EXHIBIT VII
CONSOLIDATED STATEMENT OF INCOME
(In US$ thousand, except per share amounts and ratios)

	SIX MONTHS ENDED	FOR THE THREE MONTHS ENDED					SIX MONTHS ENDED
	JUN 30/09	JUN 30/09	MAR 31/09	DEC 31/08	SEP 30/08	JUN 30/08	JUN 30/08

INCOME STATEMENT DATA:
Interest income	$79,285	$38,252	$41,033	$51,268	$63,853	$61,271	$129,121
Interest expense	(47,069)	(21,464)	(25,605)	(36,547)	(42,093)	(41,023)	(87,756)
NET INTEREST INCOME	32,216	16,788	15,428	14,721	21,760	20,248	41,365
Reversal (provision) for loan losses	(34,737)	(8,905)	(25,831)	14,495	842	3,204	3,204

NET INTEREST INCOME (LOSS) AFTER REVERSAL (PROVISION) FOR LOAN LOSSES	(2,521)	7,883	(10,403)	29,217	22,602	23,451	44,569

OTHER INCOME (EXPENSE):
Reversal (provision) for losses on off-balance sheet credit risk	20,468	(177)	20,644	(13,830)	(654)	(2,513)	(2,513)
Fees and commissions, net	2,901	734	2,167	1,267	2,222	1,964	3,762
Derivative financial instrument and hedging	(921)	(2,591)	1,670	9,993	41	(27)	(78)
Impairment on assets	(94)	0	(94)	(428)	0	(339)	(339)
Net gain (loss) from investment fund trading	16,614	4,918	11,696	3,587	(1,083)	13,476	18,853
Net gain (loss) from trading securities	10,816	7,655	3,161	(20,994)	(23)	45	19
Net gains (loss) on sale of securities available-for-sale	(0)	0	(0)	(2,028)	0	2,095	2,095
Gain (loss) on foreign currency exchange	(375)	705	(1,079)	(1,439)	(895)	554	738
Other income (expense), net	451	92	360	116	440	5	45
NET OTHER INCOME (EXPENSE)	49,861	11,336	38,525	(23,756)	50	15,260	22,581

TOTAL OPERATING EXPENSES	(19,767)	(8,622)	(11,146)	(9,697)	(8,708)	(12,294)	(21,531)

INCOME (LOSS) BEFORE PARTICIPATION OF THE MINORITY INTEREST IN GAINS OF INVESTMENT FUND	$27,573	$10,597	$16,976	$(4,237)	$13,944	$26,417	$45,619

Participation of the minority interest in gains of the investment fund	(378)	(109)	(269)	(79)	24	(153)	(153)

NET INCOME (LOSS)	$27,195	$10,488	$16,707	$(4,316)	$13,968	$26,264	$45,466

SELECTED FINANCIAL DATA
PER COMMON SHARE DATA
Net income (loss) per share	$0.75	$0.29	$0.46	$(0.12)	$0.38	$0.72	$1.25
PERFORMANCE RATIOS
Return on average assets	1.3%	1.0%	1.6%	-0.4%	1.0%	2.0%	1.8%
Return on average stockholders' equity	8.9%	6.6%	11.4%	-3.0%	8.6%	16.7%	14.7%
Net interest margin	1.56%	1.62%	1.50%	1.24%	1.61%	1.56%	1.66%
Net interest spread	1.04%	1.14%	0.94%	0.68%	1.10%	1.05%	1.07%
Operating expenses to average assets	0.96%	0.84%	1.08%	0.81%	0.64%	0.94%	0.86%

EXHIBIT VIII
BUSINESS SEGMENT ANALYSIS
(In US$ million)

	FOR THE SIX MONTHS ENDED		FOR THE THREE MONTHS ENDED
	JUN 30/09	JUN 30/08	JUN 30/09	MAR 31/09	JUN 30/08

COMMERCIAL DIVISION:

Net interest income (1)	$33.9	$38.7	$17.0	$17.0	$18.9
Non-interest operating income (2)	3.3	3.7	0.8	2.5	1.9
Operating expenses (3)	(11.8)	(14.5)	(5.1)	(6.7)	(8.0)
Net operating income (4)	25.4	27.9	12.6	12.8	12.9
Reversal (provision) for loan and off-balance sheet credit losses, net	(14.3)	0.7	(9.1)	(5.2)	0.7
Impairment on assets	(0.1)	(0.3)	0.0	(0.1)	(0.3)
NET INCOME	$11.1	$28.3	$3.6	$7.5	$13.3
Average interest-earning assets (5)	2,588	3,833	2,543	2,633	3,966
End-of-period interest-earning assets (5)	2,677	4,098	2,677	2,620	4,098

TREASURY DIVISION:

Net interest income (loss) (1)	$0.3	$4.3	$0.8	$(0.6)	$2.1
Non-interest operating income (loss)(2)	9.6	2.9	5.8	3.8	2.7
Operating expenses (3)	(4.5)	(3.2)	(2.2)	(2.2)	(1.8)
Net operating income (4)	5.4	4.0	4.4	1.0	3.0
NET INCOME	$5.4	$4.0	$4.4	$1.0	$3.0

Average interest-earning assets (6)	1,412	1,044	1,444	1,380	1,122
End-of-period interest-earning assets (6)	1,257	1,115	1,257	1,355	1,115

ASSET MANAGEMENT DIVISION:

Net interest loss (1)	$(2.0)	$(1.7)	$(1.0)	$(1.0)	$(0.8)
Non-interest operating income (2)	16.6	18.9	4.9	11.7	13.5
Operating expenses (3)	(3.5)	(3.9)	(1.3)	(2.2)	(2.6)
Net operating income (4)	11.1	13.3	2.6	8.5	10.2
Participation of the minority interest in gains of the investment fund	(0.4)	(0.2)	(0.1)	(0.3)	(0.2)

NET INCOME	$10.7	$13.2	$2.5	$8.2	$10.0

Average interest-earning assets (7)	158	126	162	154	128
End-of-period interest-earning assets (7)	166	147	166	160	147

CONSOLIDATED:

Net interest income (1)	$32.2	$41.4	$16.8	$15.4	$20.2
Non-interest operating income (2)	29.5	25.5	11.5	18.0	18.2
Operating expenses (3)	(19.8)	(21.6)	(8.6)	(11.1)	(12.3)
Net operating income (4)	41.9	45.3	19.7	22.3	26.1
Reversal (provision) for loan and off-balance sheet credit losses, net	(14.3)	0.7	(9.1)	(5.2)	0.7
Impairment on assets	(0.1)	(0.3)	0.0	(0.1)	(0.3)
Participation of the minority interest in gains of the investment fund	(0.4)	(0.2)	(0.1)	(0.3)	(0.2)

NET INCOME	$27.2	$45.5	$10.5	$16.7	$26.3

Average interest-earning assets	4,159	5,004	4,150	4,167	5,216
End-of-period interest-earning assets	4,100	5,360	4,100	4,134	5,360

The bank has aligned its operations into three major business segments, based on the nature of clients, products and on credit risk standards. Interest expenses are allocated based on average credits.
(1) Interest income on interest-earning assets, net of allocated cost of funds.
(2) Non-interest operating income consists of net other income (expense), excluding reversals of provisions for credit losses and impairment on assets.
(3) Operating expenses are calculated based on average credits.
(4) Net operating income refers to net income excluding reversals of provisions for credit losses and impairment on assets.
(5) Includes loans, net of unearned income and deferred loan fees.
(6) Includes cash and due from banks, interest-bearing deposits with banks, securities available for sale, securities held to maturity, and trading assets.
(7) Includes investment fund.

EXHIBIT IX
CREDIT PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	30JUN09		31MAR09		30JUN08		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - ( B )	(A) - ( C )

ARGENTINA	$139	3.8	$114	3.2	$273	5.2	$25	$(134)
BOLIVIA	0	0.0	0	0.0	5	0.1	0	(5)
BRAZIL	1,516	41.7	1,524	42.8	1,801	34.3	(8)	(285)
CHILE	99	2.7	50	1.4	52	1.0	49	47
COLOMBIA	439	12.1	487	13.7	514	9.8	(48)	(75)
COSTA RICA	137	3.8	119	3.3	256	4.9	19	(119)
DOMINICAN REPUBLIC	24	0.7	57	1.6	80	1.5	(33)	(56)
ECUADOR	70	1.9	65	1.8	174	3.3	5	(104)
EL SALVADOR	122	3.4	118	3.3	73	1.4	4	49
GUATEMALA	127	3.5	138	3.9	175	3.3	(10)	(48)
HONDURAS	21	0.6	38	1.1	56	1.1	(17)	(35)
JAMAICA	23	0.6	15	0.4	85	1.6	8	(62)
MEXICO	442	12.2	443	12.5	497	9.5	(1)	(55)
NICARAGUA	1	0.0	1	0.0	5	0.1	(1)	(4)
PANAMA	185	5.1	141	4.0	226	4.3	44	(41)
PERU	64	1.8	91	2.6	680	12.9	(27)	(616)
TRINIDAD & TOBAGO	59	1.6	57	1.6	92	1.8	2	(34)
URUGUAY	74	2.0	50	1.4	0	0.0	24	74
VENEZUELA	8	0.2	7	0.2	141	2.7	1	(133)
OTHER	83	2.3	46	1.3	67	1.3	37	16

TOTAL CREDIT PORTFOLIO (1)	$3,631	100%	$3,561	100%	$5,252	100%	$70	$(1,620)

UNEARNED INCOME AND COMMISSION (2)	(4)		(4)		(6)		(0)	2

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$3,627		$3,557		$5,245		$70	$(1,618)

(1)
Includes book value of loans, fair value of  investment securities, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, and guarantees covering commercial and country risks, credit default swaps and credit commitments).

(2)	Represents unearned income and commission on loans.

EXHIBIT X
COMMERCIAL PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	30JUN09		31MAR09		30JUN08		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - ( B )	(A) - (C )

ARGENTINA	$139	4.9	$114	4.0	$273	6.1	$25	$(134)
BOLIVIA	0	0.0	0	0.0	5	0.1	0	(5)
BRAZIL	1,354	47.4	1,370	48.8	1,640	36.3	(16)	(286)
CHILE	73	2.5	8	0.3	9	0.2	64	63
COLOMBIA	251	8.8	305	10.9	336	7.4	(54)	(85)
COSTA RICA	119	4.2	101	3.6	237	5.3	18	(118)
DOMINICAN REPUBLIC	16	0.6	50	1.8	69	1.5	(34)	(53)
ECUADOR	70	2.4	65	2.3	174	3.8	5	(104)
EL SALVADOR	67	2.3	64	2.3	34	0.8	3	33
GUATEMALA	85	3.0	96	3.4	134	3.0	(12)	(49)
HONDURAS	21	0.7	38	1.4	56	1.3	(17)	(35)
JAMAICA	23	0.8	15	0.5	85	1.9	8	(62)
MEXICO	345	12.1	352	12.5	420	9.3	(6)	(74)
NICARAGUA	1	0.0	1	0.0	5	0.1	(1)	(4)
PANAMA	91	3.2	51	1.8	149	3.3	40	(58)
PERU	35	1.2	64	2.3	651	14.4	(29)	(616)
TRINIDAD & TOBAGO	59	2.1	57	2.0	92	2.0	2	(34)
URUGUAY	74	2.6	50	1.8	0	0.0	24	74
VENEZUELA	8	0.3	7	0.3	141	3.1	1	(133)
OTHER	26	0.9	0	0.0	1	0.0	26	25

TOTAL COMMERCIAL PORTFOLIO (1)	$2,856	100%	$2,808	100%	$4,512	100%	$48	$(1,656)

UNEARNED INCOME AND COMMISSION (2)	(4)		(4)		(6)		(0)	2

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$2,852		$2,804		$4,506		$47	$(1,654)

(1)
Includes book value of loans, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, and guarantees covering commercial and country risks and credit commitments).

(2)	Represents unearned income and commission on loans.

EXHIBIT XI
TREASURY PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,			Change in Amount
	(A)	(B)	(C)
COUNTRY	30JUN09	31MAR09	30JUN08	(A) - ( B )	(A) - ( C )

BRAZIL	$162	$154	$161	$8	$1
CHILE	26	41	42	(15)	(16)
COLOMBIA	188	181	178	6	10
COSTA RICA	18	18	19	0	(0)
DOMINICAN REPUBLIC	8	7	11	1	(4)
EL SALVADOR	55	54	38	1	16
GUATEMALA	43	41	41	1	1
MEXICO	97	92	77	5	19
PANAMA	94	90	77	4	17
PERU	29	28	29	1	(0)
OTHER	57	46	67	11	(9)
TOTAL TREASURY PORTOFOLIO (1)	$775	$753	$740	$23	$36

(1)	Includes securities available for sale, trading assets and contingent assets, which consist of credit default swaps.

EXHIBIT XII
CREDIT DISBURSEMENTS
DISTRIBUTION BY COUNTRY
(In US$ million)

	QUARTERLY INFORMATION			Change in Amount
	(A)	(B)	(C)
COUNTRY	2QTR09	1QTR09	2QTR08	(A) - ( B )	(A) - ( C )

ARGENTINA	$77	$0	$46	$77	$31
BOLIVIA	0	0	5	0	(5)
BRAZIL	291	227	399	64	(108)
CHILE	65	0	0	65	65
COLOMBIA	10	46	40	(36)	(30)
COSTA RICA	95	149	248	(54)	(153)
DOMINICAN REPUBLIC	1	41	80	(40)	(79)
ECUADOR	67	22	112	45	(45)
EL SALVADOR	13	5	26	8	(14)
GUATEMALA	48	55	101	(7)	(53)
HONDURAS	20	31	40	(11)	(20)
JAMAICA	22	16	99	6	(77)
MEXICO	89	100	256	(11)	(167)
NICARAGUA	1	1	0	(1)	1
PANAMA	42	39	28	3	14
PERU	53	53	203	(0)	(150)
TRINIDAD & TOBAGO	60	37	160	23	(100)
URUGUAY	34	10	3	24	31
VENEZUELA	3	0	53	3	(50)
OTHER	36	0	62	36	(26)

TOTAL CREDIT DISBURSED (1)	$1,025	$831	$1,962	$194	$(937)

(1)
Includes book value of loans, fair value of selected investment securities, and contingencies (including confirmed letters of credit, stand-by letters of credit, guarantees covering commercial and country risks, credit default swaps and credit commitments).